EXHIBIT 12.1
TEXTRON INC.
MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Six Months
Ended
July 2, 2011
Fixed charges:
Interest expense*	$88
Estimated interest portion of rents	14

Total fixed charges	$102

Income:
Income from continuing operations before income taxes	$181
Fixed charges	102
Dividends received from TFC	179
Capital contributions paid to TFC under Support Agreement	(112)
Eliminate pretax loss of Finance group	77

Adjusted income	$427

Ratio of income to fixed charges	4.19

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.